SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                              NEW YORK 10036-6522
                                   ________

                                (212) 735-3000
                              Fax: (212) 735-2000
                            http://www.skadden.com


                                                    August 25, 2005


By EDGAR and Federal Express
----------------------------
Jeffrey Reidler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-5
450 Fifth Street, N.W.
Washington, D.C. 20549-0405


         RE:  Neurologix, Inc.
              Form 10-KSB for the year ended December 31, 2004
              Proxy Statement on Schedule 14A filed March 30, 2005 File No. 0-13347


Dear Mr. Riedler:

     This letter is submitted on behalf of our client, Neurologix, Inc. (the "Company"), in response to the letter, dated August 9, 2005 (the "Letter"), from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Form 10-KSB") and the Proxy Statement on Schedule 14A filed with the Commission on March 30, 2005.

     Attached hereto is a draft amendment to the Form 10-KSB (the
"Amendment"), including certain exhibits requested by the staff in the Letter. The Company will file this amendment via EDGAR after discussion with the Staff.

     For reference purposes, the text of the comments in the Letter has been reproduced in this letter in italics, with responses below each numbered comment.

General
-------

1. The Company Overview section of your website seems to indicate you began doing clinical trials for Canavan in 1999 in addition to the trial for Parkinson's Disease. The Form 10-KSB does not appear to discuss this trial. Although your website is not incorporated by reference into the filing, it should be consistent with the filing. Is this trial material? If it is not, please consider deleting the information from your website. If it is material, please provide the information in the Form 10-KSB.

     The clinical trial for Canavan was conducted by the Company's scientific advisors and not the Company. The Company therefore believes that the clinical trial is not material. In response to the Staff's comment, the Company has deleted the information from its website.


Business of the Company, page 2
-------------------------------

2. Please file as an exhibit your agreement with Universida Federal de Sao Paolo, as it appears to be material to your business. See Item 601(b)(10)(i)(B) of Regulation S-B. If you do not believe this agreement is material, please provide us with an analysis explaining why.

     In response to the Staff's comment, the Company will amend the Form 10-KSB to include the Clinical Study Agreement, dated October 20, 2004, between the Company and Universidade Federal de Sao Paolo as Exhibit 10.18.


Item 2. Description of Property, page 14
----------------------------------------

3. Please file as exhibits both of the lease agreements discussed in this section. See Item 601(b)(10)(i)(D) of Regulation S-B. If you do not believe these agreements are material, please provide us with an analysis explaining why

     In response to the Staff's comment, the Company will amend the Form 10-KSB to include the Sub Lease, dated August 10, 2004, between the Company and Palisade Capital Securities L.L.C. and the License Agreement, dated as of August 1, 2004, between the Company and The Trustees of Columbia University in New York as Exhibits 10.19 and 10.20, respectively.


Signatures, page 43
-------------------

4. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form 10-KSB. If Mark S. Hoffman, the principal financial officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in the amended filing. See General Instruction C.2 to Form 10-KSB. Please file the Form 10-KSB amendment in its entirety so it is clear that the principal accounting officer or controller is taking liability for the whole document.

     The Form 10K-SB included the signature of Mark S. Hoffman as "Secretary, Treasurer and Director (Principal Accounting Officer)". In response to the Staff's comment, the signature page of the Amendment has been revised to add separate signatures for Mr. Hoffman as principal financial officer and director.


PROXY STATEMENT
---------------

Certain Relationships and Related Transactions, page 16
-------------------------------------------------------

5. In your amended Form 10-KSB, please file as exhibits the consulting agreement with Refac and the investment banking services contract with Palisade Capital Securities.

     The Company will amend the Form 10-KSB to include its letter agreement, dated February 10, 2004, with Palisade Capital Securities, L.L.C. and its memorandum of agreement, dated April 21, 2004, with Refac as Exhibits 10.21 and 10.22, respectively.

                                     * * *

     The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact me at (212) 735-2723 should you require further information or have any questions.


                                                     Sincerely,

                                                     /s/ Rita Tendolkar
                                                     ------------------
                                                     Rita Tendolkar


cc:  Michael Sorell, M.D.  (w/enclosures)
     Steven Alexander, JH Cohn (w/enclosures)

                                                                           DRAFT


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   FORM 10-KSB

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the Fiscal Year Ended December 31, 2004

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ____ to ____

                         Commission File Number 0-13347

                                NEUROLOGIX, INC.
                                ----------------

                     DELAWARE                         06-1582875
      --------------------------------------------------------------------
          (State or other jurisdiction of           I.R.S. Employer
          Incorporation or organization)          Identification No.)

          ONE BRIDGE PLAZA, FORT LEE, NEW JERSEY        07024
    -------------------------------------------------------------------------
         (Address of principal executive offices)     (Zip Code)

                                 (201) 592-6451
            ---------------------------------------------------------
                (Issuer's telephone number, including area code)

                                       N/A
        ----------------------------------------------------------------
              (Former name, former address and former fiscal year,
                          if changed since last report)

        Securities registered pursuant to Section 12(b) of the Act: None
                                                                    ----

          Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                                (Title of Class)

         Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

         Check here if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this 10-KSB or any amendment to this Form 10-KSB. [ ]

         The Registrant had no revenues during the year ended December 31, 2004.

         The aggregate market value of the Registrant's voting and non-voting common equity held by non-affiliates as of August __, 2005 was approximately $_______.

         State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

         As of August __, 2005, there were outstanding shares of the Registrant's Common Stock, $.001 par value.

                       DOCUMENTS INCORPORATED BY REFERENCE

         Certain information required in Part III of this Annual Report on Form 10-KSB is incorporated herein by reference to the registrant's Proxy Statement for its 2005 Annual Meeting of Stockholders.

         Transitional Small Business Disclosure Format: Yes [ ] No [X].

         This Amendment No. 1 to the Form 10-KSB (this "Amendment") amends and restates Item 13 to the Annual Report on Form 10-KSB (the "Form 10-KSB") filed by the registrant with the Securities and Exchange Commission on March 30, 2005 to add certain exhibits which were not included in the Form 10-KSB.


Item 13.  Exhibits
------------------

         See the Exhibit Index attached hereto for a list of the exhibits filed or incorporated by reference as a part of this report.

                                   Signatures
                                   ----------

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Neurologix, Inc.


Dated: August __, 2005                  By: ______________
                                        Michael Sorell, President and CEO


Dated: August __, 2005                  ______________
                                        Mark S. Hoffman, Secretary and Treasurer
                                        (Principal Financial Officer)


         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.


Dated: August __, 2005                  _________________
                                        Michael Sorell, Director


Dated: August __, 2005                  _________________
                                        Mark S. Hoffman, Director


Dated: August __, 2005                  _________________
                                        Martin J. Kaplitt,  Director


Dated: August __, 2005                  _________________
                                        Clark A. Johnson, Director


Dated: August __, 2005                  __________________
                                        Craig J. Nickels, Director


Dated: August __, 2005                  __________________
                                        Austin M. Long, III, Director


Dated: August __, 2005                  _________________
                                        Jeffrey B. Reich, Director

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                          Exhibit
-----------                          -------

3.1 Certificate of Incorporation of Change Technology Partners, Inc. (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 and incorporated herein by reference).

3.2 By-laws of the Registrant (filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 and incorporated herein by reference).

3.3 Certificate of Amendment of the Certificate of Incorporation of Neurologix, Inc. (formerly Change Technology Partners, Inc.), dated February 10, 2004 (filed as an exhibit to the Registrant's Annual Report on Form 10-K dated April 9, 2004 and incorporated herein by reference).

3.4 Amended and Restated By-laws of Neurologix, Inc. (filed as an exhibit to the Registrant's Annual Report on Form 10-K dated April 9, 2004 and incorporated herein by reference).

3.5 Restated Certificate of Incorporation of Neurologix, Inc. (filed as an exhibit to the Registrant's Report on Form 8-K, dated September 13, 2004 and incorporated herein by reference).

4.2 Registration Rights Agreement by and among Arinco Computer Systems Inc., Pangea Internet Advisors LLC and the persons party to the Securities Purchase Agreement, dated as of March 28, 2000 (filed as an exhibit to the Registrant's Report on Form 8-K dated March 28, 2000 and incorporated herein by reference).

10.1 Warrants for William Avery, Cary S. Fitchey, The Roberts Family Revocable Trust U/D/T dated as of December 15, 1997, David M. Roberts and Gail M. Simpson, Trustees, Roberts Children Irrevocable Trust U/D/T dated October 21, 1996, Stephen H. Roberts, Trustee and Turtle Holdings LLC (filed as an exhibit to the Registrant's Report on Form 8-K dated March 28, 2000 and incorporated herein by reference).

10.2 Consulting Agreement as of October 1, 1999 by and between Dr. Matthew During and Neurologix Research, Inc. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.3 Consulting Agreement as of October 1, 1999 by and between Dr. Michael Kaplitt and Neurologix Research, Inc. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.4 Exclusive License Agreement between Thomas Jefferson University and Neurologix, Research Inc., effective as of June 1, 2002. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.5 Exclusive License Agreement between Thomas Jefferson University and Neurologix Research, Inc., effective as of August 1, 2002. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.6 Non-Exclusive License Agreement by and between Yale University, The Rockefeller University and Neurologix Research, Inc., dated as of August 28, 2002. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.7 License Agreement made as of November 1, 2002 by and between The Rockefeller University and Neurologix Research, Inc. (filed as an exhibit to the Regisrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.8 Clinical Study Agreement between Cornell University and Neurologix Research, Inc. entered into as of July 2, 2003. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.9 Clinical Study Agreement, dated as of July, 2003 between North Shore University Hospital and Neurologix Research, Inc. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.10 Amendment, dated October 8, 2003 to Consulting Agreement, dated October 1, 1999, between Dr. Matthew During and Neurologix Research, Inc. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.11 Amendment, dated October 8, 2003, to Consulting Agreement, dated October 1, 1999, between Dr. Michael Kaplitt and Neurologix Research, Inc. (filed as an exhibit to the Registrant's Report on Form 10-K, dated April 9, 2004 and incorporated herein by reference).

10.12 Amendment No. 1 to Clinical Study Agreement, between Cornell University and Neurologix Research, Inc., dated September 24, 2004 (filed as an exhibit to the Registrant's Report on Form 8-K, dated September 30, 2004 and incorporated herein by reference).

10.13 Stock Purchase Agreement, dated as of February 4, 2005, by and among Neurologix, Inc, Merlin Biomed Long Term Appreciation Fund LP and Merlin Biomed Offshore Master Fund LP. (filed as an exhibit to the Registrant's Report on Form 8-K, dated February 10, 2005 and incorporated herein by reference).

10.14 Registration Rights Agreement, dated as of February 4, 2005, by and among Neurologix, Inc, Merlin Biomed Long Term Appreciation Fund LP and Merlin Biomed Offshore Master Fund LP. (filed as an exhibit to the Registrant's Report on Form 8-K, dated February 10, 2005 and incorporated herein by reference).

10.15 Amendment No. 1 to the Stock Purchase Agreement, dated as of February 9, 2005, by and between Neurologix, Inc. and Copper Spire Fund Portfolio. (filed as an exhibit to the Registrant's Report on Form 8-K, dated February 10, 2005 and incorporated herein by reference).

10.16 Form of Amendment to the Stock Purchase Agreement dated as of February 4, 2005, by and among Neurologix, Inc, Merlin Biomed Long Term Appreciation Fund LP and Merlin Biomed Offshore Master Fund LP. (filed as an exhibit to the Registrant's Report on Form 8-K, dated February 25, 2005 and incorporated herein by reference).

10.17 Employment Agreement, dated as of September 21, 2004, between Michael Sorell, M.D. and Neurologix, Inc. (filed as an exhibit to the Registrant's Report on Form 8-K, dated March 18, 2005 and incorporated herein by reference).

10.18 Clinical Study Agreement, dated October 20, 2004, between Universidade Federal de Sao Paolo and Neurologix, Inc.**

10.19 Sub Lease, dated August 10, 2004, between Neurologix, Inc. and Palisade Capital Securities L.L.C. **


10.20 License Agreement, dated as of August 1, 2004, between Neurologix, Inc. and The Trustees of Columbia University in New York.**


10.21 Letter Agreement, dated February 10, 2004, between Neurologix, Inc. and Palisade Capital Securities L.L.C.**.

10.22 Letter Agreement, dated April 21, 2004, between Neurologix, Inc. and Refac.**

16.1 Letter regarding change in certifying accountant (filed as an exhibit to the Registrant's Report on Form 8-K dated February 27, 2004 and incorporated herein by reference).

22.1 Definitive Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission on August 9, 2004, which is incorporated herein by reference.

31.1     Rule 13a-15(e)/15d-15(e) Certification of Principal Executive Officer.
         **

31.2     Rule 13a-15(e)/15d-15(e) Certification of Principal Financial Officer.
         **

32.1 Section 1350 Certification, Chief Executive Officer and secretary and treasurer (as chief financial officer). **

----------
** Filed herewith

                                  EXHIBIT 31.1

                                  CERTIFICATION

         I, Michael Sorell, President and Chief Executive Officer of Neurologix, Inc. certify that:

1. I have reviewed this annual report on Form 10-KSB of Neurologix, Inc. (the "Registrant"), as amended;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

      a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: August ___, 2005                  _______________
                                        Michael Sorell
                                        President and Chief Executive Officer

                                  EXHIBIT 31.2

                                  CERTIFICATION

         I, Mark S. Hoffman, Secretary and Treasurer of Neurologix, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Neurologix, Inc. (the "Registrant"), as amended;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

      a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date:  August ___, 2005                 _______________
                                        Mark S. Hoffman
                                        Secretary and Treasurer

                                  EXHIBIT 32.1


                            Certification Pursuant to
                             18 U.S.C. Section 1350,
                             as Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


         In connection with the Annual Report on Form 10-KSB of Neurologix, Inc., a Delaware corporation (the "Company"), for the year ended December 31, 2004, as amended, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of Michael Sorell, M.D. as President and Chief Executive Officer, and Mark S. Hoffman, as Secretary and Treasurer of the Company, hereby certifies, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company



___________________
Michael Sorell
President and Chief Executive Officer
August ___, 2005




___________________
Mark S. Hoffman
Secretary and Treasurer
August ___, 2005


         This certification accompanies the Report pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of section 18 of the Securities Exchange Act of 1934, as amended.